AB 3/18/03

03014365

Rec'd 12/2/02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 2 9 2002

DIVISION OF MARKET REGULATION

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne, Agee Capital Markets Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

X17A5

KPMG

11/29

Financial Center, Suite 1200
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Sterne Agee Capital Markets, Inc., (formerly SAL Financial Services, Inc.) (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) as of September 30, 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sterne Agee Capital Markets, Inc. as of September 30, 2001, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated November 16, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterne Agee Capital Markets, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a–5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

November 26, 2002

STERNE AGEE CAPITAL MARKETS, INC.

Statements of Financial Condition

September 30, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	1,682,974	1,298,977
Securities owned, at fair value		3,300	350,987
Due from affiliates, net		92,219	—
Furniture and equipment, less accumulated depreciation of $175,980 and $105,260		13,102	58,422
Other assets		269,203	1,106,236
Total assets	$	2,060,798	2,814,622
Liabilities and Stockholder's Equity			
Due to parent company	$	13,694	702,440
Due to affiliates, net		—	147,140
Securities sold but not yet purchased		—	4,786
Other liabilities		393,839	294,760
Total liabilities		407,533	1,149,126
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.01 par value; authorized 40,000 shares, no shares issued or outstanding		—	—
Common stock, $0.01 par value; authorized 60,000 shares, issued and outstanding 2,500 shares in both 2002 and 2001		25	25
Additional paid–in capital		467,410	467,410
Retained earnings		1,185,830	1,198,061
Total stockholder's equity		1,653,265	1,665,496
Total liabilities and stockholder's equity	$	2,060,798	2,814,622

See accompanying notes to financial statements.